August 27, 2025

Inderjit Tuli
Chief Executive Officer
COMPOUND REAL ESTATE BONDS II INC.
1185 Avenue of the Americas
3rd floor
New York, NY 10036

        Re: COMPOUND REAL ESTATE BONDS II INC.
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed August 14, 2025
            File No. 024-12644
Dear Inderjit Tuli:

        We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 4, 2025, letter.

Amendment No. 1 to Offering Statement on Form 1-A
Prior Performance, page 57

1.      We note your response to prior comment 2 and your revisions on page 57.
Please
        further expand your disclosure to include information regarding the total amount of funds raised and the number of investors. Additionally, we note that CF Disclosure
        Topic 6 clarifies, in the introduction, that the information called for by Industry Guide
        5, as modified by Disclosure Topic 6, applies to entities that invest in real-estate related assets. Please provide the prior performance tables, as appropriately adapted, to account for your assets. Please refer to Industry Guide 5 and CF Disclosure
        Guidance: Topic No. 6.
 August 27, 2025
Page 2

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:   Arden Anderson, Esq.